FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934


For the month of  March, 2003

	Consolidated Trillion Resources Ltd.
	900 - 475 Howe Street
Vancouver, B.C.
	Canada V6B 2C3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: [X]					Form 40-F: []

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes  [  ]							No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		Registrant:	Consolidated Trillion Resources Ltd.

					/s/Terese J. Gieselman

Date:	May 30, 2003

				Name:		Terese J. Gieselman
				Title:	Corporate Secretary/Treasurer














	CONSOLIDATED
	TRILLION RESOURCES LTD.


	Consolidated Financial Statements
	March 31, 2003































#1116 - 925 West Georgia Street, Vancouver, British Columbia,
Canada, V6C 3L2Tel: (604) 669-4777 (Fax: (604) 696-0212
(E-mail: trillion@trillionresources.com







QUARTERLY FINANCIAL STATEMENTS
March 31, 2003 (Unaudited)
all dollar's 000's

President's Report


During the Company's nine month ended March 31, 2003, our 70% owned drilling company in Zimbabwe continued to meet drilling and administration costs and operated at profit. The profit realized from the drilling company and a gain on the sale of marketable securities resulted in a net income of $231 for the nine months ended and $67 for the three months ended. Trillion expended $28 in property evaluation costs for the quarter in relation to various projects of interest.

Trillion continues to maintain a strong treasury position, consisting of cash, short term deposits and marketable securities held on deposit in Canada, consisting of both US and Cdn. Dollars.

The Company continues to actively seeking opportunities in the mining sector with the expectation of enhancing shareholder value

ON BEHALF OF THE BOARD OF DIRECTORS
CONSOLIDATED TRILLION RESOURCES LTD.

Signed:

"Patrick G. Downey"

Patrick G. Downey
President and CEO

May 23, 2003


CONSOLIDATED TRILLION RESOURCES LTD.


CONSOLIDATED BALANCE SHEETS


As at March 31, 2003 and June 30, 2002
(unaudited)


						March		June
						$		$
						[$000's - Cdn.]

ASSETS
Current
Cash and cash equivalents		2,413		2,559
Short-term investments			152		252
Accounts receivable and deposits	578		165
Total current assets			3,143		2,976

Investments					172		236
Deferred exploration			69		_
Capital assets				7		_
						3,391		3,212

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable				232		284
Total current liabilities		232		284

Contingencies and commitments

Shareholders' equity
Share capital				55,694	55,694
Deficit					(52,535)	(52,766)
Total shareholders' equity		3,159		2,928
						3,391		3,212

See accompanying notes




CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Statements of Operations and Deficit
	(unaudited)


				Three months ended	Nine months ended
				March 31			March 31
				2003		2002		2003		2002
				$		$		$		$
			[$000's - Cdn. - except per common share amounts]

REVENUE
Drilling revenue		908		6		1,882		657
				908		6		1,882		657

COSTS AND EXPENSES
Property evaluation	28		1		28		4
Drilling [excluding
 amortization]		688		88		1,401		616
Amortization of capital
 assets			-		13		-		38
Consulting fees		37		38		189		167
General and
 administrative		(3)		18		76		108
Exchange (gain) loss	156		3		27		(174)
Investor relations	1		9		4		14
Professional fees		5		8		16		57
(Gain) Loss on sale of
 investments
and capital assets	(66)		-		(66)		(1)
				846		178		1,675		829
Net Income (loss)		62		(172)		207		(172)

Interest and other	5		22		24		102
Net income (loss) for
 the period			67		(150)		231		(70)

Deficit, beginning of
 period			(52,603)	(52,317)	(52,767)	(52,397)
Deficit, end of period	(52,536)	(52,467)	(52,536)	(52,467)

Net income (loss) per common share
	Basic			0.01		(0.02)	0.03		(0.01)
	Diluted		0.01		(0.02)	0.03		(0.01)

See accompanying notes

CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Statements of Cash Flows
	(unaudited)


				Three months ended	Nine months ended
				March 31			March 31
				2003		2002		2003		2002
				$		$		$		$

OPERATING ACTIVITIES
Net income (loss) for
 the year			67		(150)		231		(70)
Items not involving cash
Amortization of capital
 assets			-		13		-		38
Deferred exploration	(2)		-		(69)		-
Loss (gain) on sale of
investments and capital
  Assets			(66)		-		(66)		(1)
				(1)		(137)		96		(33)
Changes in non-cash
working capital balances
 relating to operation	(143)		(25)		(466)		(92)
Cash used in operating
 activities			(144)		(162)		(370)		(125)


INVESTING ACTIVITIES
Exploration and
 development		-		(1)		-		(12)
Purchase of capital
 assets			(3)		11		(7)		(20)
Proceeds on sale of
 investments		130		-		130		-
Cash provided by (used in)
  investing activities	127		10		123		(32)

Increase (decrease) in
cash and cash
 equivalents		(17)		(152)		(247)		(157)
Cash and cash equivalents,
 beginning of period	2,581		3,121		2,811		3,126
Cash and cash
equivalents, end of
period			2,564		2,969		2,564		2,969

See accompanying notes

CONSOLIDATED TRILLION RESOURCES LTD.
Notes to Consolidated Financial Statements
March 31, 2002 and 2001
	(unaudited)
1. NATURE OF OPERATIONS

The principal activities of Consolidated Trillion Resources Ltd. [the "Company"] are carried out in Africa and include the provision of drilling services to mining companies and exploration of mineral properties directly and indirectly with other mining companies.

Generally, the operating costs of the Company have been financed by public offerings and private placements. The Company is obligated to incur minimum levels of expenditures annually to maintain its rights to continue exploration of certain of its mineral properties.

The Company conducts activities in countries that have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors.

Trillion's operations entail significant governmental, socioeconomic, medical and other factors common to all emerging countries. All Zimbabwe operations are subject to government regulation. Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which minerals may be marketed. More specifically, Zimbabwe operations are subject to hyper-inflationary conditions.

Over the coming year, the Company will continue to monitor the current hyper-inflationary and political situation within Zimbabwe and will determine whether it is best to continue operations of the drilling company, to close it down, or to sell it.

Any amounts shown for mineral exploration costs do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles
The interim financial statements are prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those in the Company's consolidated financial statements for the year ended June 30, 2002. The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.


CONSOLIDATED TRILLION RESOURCES LTD.
Notes to Consolidated Financial Statements
March 31, 2002 and 2001
	(Unaudited)


The Canadian Institute of Chartered Accountants recently issued
Handbook section 3870, Stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions and establishes standards for the recognition, measurement and disclosure of stock-based compensation andother stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by the new Handbook section, the Company has adopted these rules effective July 1, 2002.

Under these recommendations, options granted to employees are accounted for using the settlement method where no compensation expense is recorded in the books of the Company. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

Interim Financial Statements
These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

In preparing these financial statements the Company has adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning interim financial statements. This new standard outlines the minimum information that should be disclosed in interim financial statements. The preparation of the interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.


CORPORATE INFORMATION
Web site: www.trillionresources.com

CORPORATE OFFICE				ZIMBABWE OFFICE
1116 - 925 West Georgia Street	B.D. Mine Grounds
Vancouver, British Columbia V6E 3X1	P.O. 1340 Kwekwe,
	Zimbabwe
Tel: (604) 669-4777			Tel: 011 263 55 24782
Fax: (604) 696-0212			Fax: 011 263 55 22470
E-mail: trillion@trillionresources.com

DIRECTORS
Ronald K. Netolitzky, Chairman	Patrick G. Downey
Henry M. Giegerich			Eric Cunningham

OFFICERS
Patrick G. Downey	President and CEO
Terese J. Gieselman	Secretary/Treasurer

SOLICITORS					AUDITORS
DuMoulin Black, Vancouver, BC		Ernst & Young

REGISTRAR & TRANSFER AGENT		BANK
Computershare Investor Services	Bank of Montreal
Montreal, Quebec				Vancouver, B.C.

STOCK EXCHANGE LISTINGS	SHARES
United States: OTCBB Symbol: TLNOF	Issued & Outstanding:
	8,899,512